Exhibit 2.4

Supplemental Indenture dated as of December 22, 2014 among InterXion Holding N.V., as Issuer, InterXion Österreich GmbH, as Guaranteeing Entity, and The Bank of New York Mellon, London Branch, as trustee.

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 19, 2014, among InterXion Österreich GmbH (the “Guaranteeing Entity”), InterXion Holding N.V. (the “Issuer”), and The Bank of New York Mellon, London Branch, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S E T H

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of July 3, 2013 providing for the issuance of 6.00% Senior Secured Notes due 2020 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Entity shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Entity shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Article Nine of the Indenture, the Trustee is authorized and is hereby directed to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Entity and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.	CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.	AGREEMENT TO GUARANTEE. The Guaranteeing Entity hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Guarantee and in the Indenture including but not limited to Article Ten thereof. Such guarantee includes the limitations set out in Article Ten and may include limitations to the extent a similar guarantee is also made to holders of other Indebtedness and such guarantee includes such limitations.

3.	NO RECOURSE AGAINST OTHERS. No director, member of any supervisory or management board, shareholders’ committee, officer, employee, incorporator, or shareholder of the Guaranteeing Entity, as such, shall have any liability for any obligations of the Issuer or any of its Subsidiaries or any parent of the Issuer under the Notes, the Intercreditor Agreement, any Guarantee, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the Commission that such a waiver is against public policy.

4.	GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.	COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6.	EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7.	THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Entity and the Issuer.

8.

Nothing in this Supplemental Indenture or any other Finance Document shall be construed to create any obligation (Verpflichtung) or liability (Haftung) of the Guaranteeing Entity to act in violation of mandatory Austrian capital maintenance rules (Kapitalerhaltungsvorschriften), including without limitation, Section 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or Sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz), (the “Austrian Capital Maintenance Rules”), and all obligations or liabilities of the Guaranteeing Entity under this Supplemental Indenture shall at all times be limited so that the obligations or liabilities of the Guaranteeing Entity hereunder would not at any time violate Austrian Capital Maintenance Rules. Should any obligation or liability of the Guaranteeing Entity under this Supplemental Indenture violate or contradict Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable (in whole or in part), such obligation or liability shall be deemed to be replaced by an obligation or liability of a similar nature which is in compliance with Austrian Capital Maintenance Rules and which provides the best possible security interest in favor of the Trustee. By way of example, should it be held that any obligation or liability under this Supplemental Indenture contradicts Austrian Capital Maintenance Rules, the obligations and liabilities of the Guaranteeing Entity under this Supplemental Indenture shall be reduced to a maximum amount which is permitted pursuant to Austrian Capital Maintenance Rules.

Signature pages to follow

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:                     , 2014

InterXion Osterreich GmbH

By:	/s/ J. Camman
Name:	J. J. Camman
Title:	Managing Director

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated:                     , 2014

InterXion Holding N.V.

By:	/s/ D. Ruberg
Name:	D.C. Ruberg
Title:	CEO

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: 22 December, 2014

The Bank of New York Mellon, London Branch as Trustee

By:	/s/ Marco Thuo
Name:	Marco Thuo
Title:	Vice President